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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PHI, Inc.
(Name of Issuer)
Voting Common Stock
(Title of Class of Securities)
69336T 10 6
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69336T 10 6	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Woodbourne Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

233,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	69336T 10 6	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Clayton Management Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Missouri

	5	SOLE VOTING POWER:

NUMBER OF		233,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		233,300

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	233,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	69336T 10 6	Page	4	of	7

1	NAMES OF REPORTING PERSONS: John D. Weil

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Missouri

	5	SOLE VOTING POWER:

NUMBER OF		233,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		233,300

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	233,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

69336T 10 6	13G	Page 5 of 7 Pages
AMENDMENT NO. 3 TO SCHEDULE 13G
     The Reporting Person reported the acquisition of shares of Voting Common Stock (“Stock”) of PHI, Inc., formerly Petroleum Helicopters Incorporated, a Delaware corporation (“Issuer”), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on February 16, 1999. In this regard, Item 4 (as heretofore amended) is hereby amended as follows. All other items are unchanged from the initial filing, as amended.
Item 4. Ownership.

			Weil
		Clayton	(sole director and
		(general partner	shareholder of
	Woodbourne	of Woodbourne)	Clayton)
(a) Amount beneficially owned:	233,300	233,300	233,300
(b) Percent of Class:	8.2%	8.2%	8.2%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or direct the vote:	-0-	233,300	233,300
(ii) Shared power to vote or direct the vote:	-0-	-0-	-0-
(iii) Sole power to dispose or to direct the disposition of:	-0-	233,300	233,300
(iv) Shared power to dispose or to direct the disposition of:	-0-	-0-	-0-
Percentage figures are based on 2,852,616 shares outstanding as of October 31, 2006 based on the company’s most recent 10-Q filing with the SEC.

69336T 10 6	13G	Page 6 of 7 Pages
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 12, 2007	WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

Dated: February 12, 2007	CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

Dated: February 12, 2007	/s/ John D. Weil

John D. Weil

69336T 10 6	13G	Page 7 of 7 Pages
EXHIBIT A TO SCHEDULE 13G
AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
     The undersigned persons, on February 12, 2007, agree and consent to the joint filing on their behalf of this Amendment No. 8 to Schedule 13G in connection with their beneficial ownership of the voting common stock of Petroleum Helicopters Incorporated.

WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

/s/ John D. Weil

John D. Weil